Exhibit 99.2

January 11, 2021	BY EMAIL mark.faulkner@thecse.com

Canadian Securities Exchange (the “CSE”)
100 King Street West, Suite 7210
Toronto, Ontario M5X 1E1

Attention:         Mark Faulkner, Vice President, Listings & Regulation

Dear Mr. Faulkner,

Re:	Curaleaf Holdings, Inc. (the “Corporation”) Stock symbol – CURA

In accordance with Section 2.7(a) of Policy 6 of the CSE Policies and Procedures, this letter hereby confirms that the Corporation has received US$50,000,000 in proceeds representing the gross proceeds from the draw-down by the Corporation on a new three-year secured revolving credit facility, as described in the CSE Form 10 – Notice of Proposed Transaction filed by the Corporation on January 11, 2021.

Please confirm if you require anything further at this time.

Yours truly,

/s/ Michael Carlotti

CURALEAF HOLDINGS, INC.
Per:

Michael Carlotti
Chief Financial Officer

CC: Vanessa Coiteux, Stikeman Elliott LLP